Spring Valley Acquisition Corp.
2100 McKinney Avenue, Suite 1675
Dallas, TX 75201

February 11, 2022

VIA EDGAR

Attention:	Andi Carpenter

Kevin Stertzel
Erin Donahue
Geoffrey Kruczek

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Spring Valley Acquisition Corp. Registration Statement on Form S-4 Filed January 7, 2022 File No. 333-262053

Ladies and Gentlemen:

This letter sets forth the response of Spring Valley Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated February 3, 2022, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Form S-4 Filed on January 7, 2022

Questions and Answers About the Transactions and the Extraordinary General Meeting, page 11

1.              Staff’s comment: In this section, please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on the completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material. If, for example, no loans are outstanding or expenses awaiting reimbursement, state so directly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 24, 63, 124 and 125 of the Revised Registration Statement.

2.              Staff’s comment: We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 23, 37, 62, 112, 124, 183 and 192 of the Revised Registration Statement.

What are the transactions?, page 11

3.              Staff’s comment: Please revise to explain briefly the purpose of the transactions to which you refer and the related agreements, such as the tax receivable agreement, as well as the post-transaction ownership structure involving classes of stock and units that will be outstanding.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 11 and 12 of the Revised Registration Statement.

Summary, page 25

4.              Staff’s comment: Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 24, 38, 62, 113, 125 and 193 of the Revised Registration Statement.

Risk Factors, page 43

5.              Staff’s comment: Please tell us whether the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company's additional financial activities. To the extent they will, quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight the dilution risk to public stockholders.

Response: The Sponsor will not receive additional securities based on additional financial activities, however, the NuScale Corp Private Placement warrants contain customary anti-dilution provisions. In response to the Staff’s comment, the Company has revised the disclosure on page 273 of the Revised Registration Statement to clarify that the anti-dilution adjustments referenced therein apply equally to the NuScale Corp Private Placement Warrants and the NuScale Corp Public Warrants. The Company further advises the Staff that the Sponsor is not entitled to any anti-dilution adjustments beyond those to which the Company’s public warrant holders will be entitled, as summarized in the disclosure discussing anti-dilution adjustments referenced in the preceding sentence.

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6.              Staff’s comment: Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Revised Registration Statement.

7.              Staff’s comment: Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 192 and 193 of the Revised Registration Statement.

PIPE Investment, page 90

8.              Staff’s comment: Please describe the "certain commercial arrangements" to which you agreed in exchange for the PIPE investment.

Response: The referenced commercial arrangements were proposed modifications to the business collaboration agreement between NuScale LLC, Fluor Enterprises, Inc. (Fluor), and Samsung C&T Corporation. The modifications, which designate Samsung C&T a preferred EPC provider in specified circumstances, were made in late January 2022. Other than as described below, no portion of the PIPE Investment remains contingent, and we have revised the Revised Registration Statement accordingly. Although the Company does not consider the business collaboration agreement, or the modifications, to be material to a potential investor’s understanding of NuScale LLC’s business or prospects, the Company has modified the description on page 256 of the Revised Registration Statement to disclose how the business collaboration agreement was modified in connection with Samsung C&T Corporation’s participation in the PIPE Investment. The Company and Samsung C&T have determined that it is appropriate to obtain approval from the Committee on Foreign Investment in the United States (CFIUS) for the agreement modification and for Samsung C&T’s participation in the PIPE Investment. Based on its experience obtaining CFIUS consent in connection with the business collaboration agreement and the earlier Samsung C&T investment, and because Samsung C&T is not making a controlling investment in NuScale LLC, the Company expects to obtain CFIUS approval. Nevertheless, we have disclosed that $30,000,000 of the PIPE Investment is subject to CFIUS approval in the definition of PIPE Investment on page 5 and in the descriptions of the PIPE Investment on pages 29, 97, 252 and 259. We have also included a risk factor on page 60 to describe the risks associated with CFIUS review of foreign investments, including $30,000,000 of the PIPE Investment.

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Certain NuScale LLC Projected Financial Information, page 99

9.              Staff’s comment: Please revise to disclose all material assumptions underlying the projected financial information, the market assumed in developing those assumptions and explain how those assumptions relate and resulted in the projections disclosed. Quantify the underlying assumptions to the extent possible. Also, as applicable, explain how the projected information currently disclosed is representative of your current operations and opportunities, such as the “pipeline” referenced on page 183 and anticipated delivery of modules beginning in 2027, as disclosed on page 182. Explain in detail the reasons for any material difference.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Revised Registration Statement to discuss all material assumptions underlying the projected financial information, including the number of NuScale Power Modules going into commercial operations in each year relating to the forecast, and the timing of expected cash revenues, service revenues and gross margins relating to those NuScale Power Modules. The Company also added a cross reference to other disclosures contained in the Registration Statement describing the potential market and customers for NuScale LLC, which disclosures are consistent with, and were considered in the creation of, the projected financial information. The Company also added a cross reference from the disclosures on pages 197 and 198) to the projected financial information, and confirm to the Staff that there are no material differences. We note that the 2027 date disclosed on page 197 represents the date when “NuScale LLC expects to be ready to deliver modules to customers,” and that the module delivery date will always precede the commercial operation date, which the Company assumed will first begin in 2029.

10.            Staff’s comment: We note the term of the projections. Please explain the basis of the projections beyond year three and if the forecasts reflect more than simple assumptions about growth rates. It should be clear from your revisions how the projected growth rates are sustainable over the selected period of time, and why assuming such growth rates are reasonable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Revised Registration Statement to discuss the specific number of NuScale Power Modules that the Company’s management assumed would go into commercial operations in each year relating to the forecast, and the lead time between generation of cash revenue and the commercial operation date. The Company notes that the number of NPMs assumed to go into commercial operations prior to the year 2035 are based on specific assumptions in each year for performance under our signed customer contract with UAMPS, and the conversion and performance under 19 signed memoranda of understanding and over 110 active customer opportunities that we have, as disclosed on page 198. From 2035 to 2039, NuScale LLC escalated the number of NPMs going into commercial operations by approximately 2% each year, as described in the new disclosures. NuScale LLC management believes these assumptions are reasonable and sustainable, and we have added disclosure and cross references to market and customer descriptions which support this belief.

11.            Staff’s comment: Refer to the first sentence of capitalized font on page 100 and revise to clarify, if true, that you will not provide the update or revision except as required by law.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Revised Registration Statement.

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Material United States Federal Income Tax Considerations, page 144

12.            Staff’s comment: In light of the disclosure in this section, please file the opinion required by Item 601(b)(8) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Exhibit Index of the Revised Registration Statement to include the opinion required by Item 601(b)(8) of Regulation S-K which will be filed by amendment in a subsequent filing.

Notes To Unaudited Pro Forma Condensed Combined Financial Information
3 Transaction Accounting Adjustments
Adjustment (L), page 166

13.            Staff’s comment: Please disclose the maximum possible liability that NuScale Corp is obligated to pay under the Tax Receivable Agreement if all NuScale LLC Class B Units convert upon completion of the proposed transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 178 of the Revised Registration Statement.

Partnerships, page 192

14.            Staff’s comment: Please expand your disclosure to elaborate on the nature of your partnerships and provide the material terms related to such agreements, including the duration of the underlying agreements and the respective rights and obligations of the parties. To the extent these partnerships are material, please revise to disclose the material terms and tell us what consideration you have given to filing any such agreement as an exhibit, particularly those related to your relationship with the DOE.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 254, 255, and 256 of the Revised Registration Statement to provide more detail regarding NuScale LLC’s partnerships. On page 208, the Company has inserted a cross-reference, at the end of the paragraph that begins “Strategic Investors,” to the section titled “Certain Relationships and Related Party Transactions – NuScale LLC Related Party Transactions,” and included in that section additional information about our arrangements with certain strategic investors. In addition, the Company has summarized under the heading “Research and Development,” beginning on page 209 of the Revised Registration Statement, the material terms of NuScale LLC’s agreements with the DOE and its relationships with academic institutions.

NuScale LLC has assessed the materiality of its agreements based on quantitative and qualitative factors, including their materiality to executing on NuScale LLC’s development plan and to achieving projected financial results. Based on that analysis, the Company has filed the material agreements that comprise NuScale LLC’s relationship with the DOE. NuScale LLC will periodically assess its relationships and agreements with strategic partners as it progresses toward commercializing NuScale LLC’s SMR, and update its public disclosures as necessary.

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Intellectual Property, page 193

15.            Staff’s comment: Please revise to disclose the duration of NuScale LLC's patents. See Item 101 (h)(4)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 208 of the Revised Registration Statement.

Management of NuScale Prior to and Following the Transactions, page 217

16.            Staff’s comment: Please revise to state the term of office for each director.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 236, 240, and 241 of the Revised Registration Statement.

NuScale Power LLC
Notes to the Financial Statements
2 Summary of Significant Accounting Policies, page F-50

17.            Staff’s comment: Please revise to disclose your company’s goodwill and IPR&D impairment accounting policies. Please also revise your disclosure to provide greater detail regarding how you performed your annual impairment tests.

Response: In response to the Staff’s comment, NuScale LLC notes that in its 2021 year-end financial statements, to be included in future filings, NuScale LLC will update its Goodwill and IPR&D accounting policies disclosure to read as follows (with amended language presented as underscored):

In-process Research and Development

IPR&D represents incomplete research and development projects that had not reached technological feasibility as of their acquisition date in 2011. Due to the nature of IPR&D, the expected life is indefinite and it will be evaluated periodically for attainment of technological feasibility or impairment. Technological feasibility is established when an enterprise has completed all planning, designing, coding and testing activities that are necessary to establish that a product can be produced to meet its design specifications including functions, features and technical performance requirements. IPR&D was concluded to include both fundamental and defensive technologies comprised of OSU licensed and NuScale owned patented and unpatented technology and trade secrets. Such technologies are designed to work together in the operation of a nuclear power module.

The value assigned to IPR&D was determined by considering the Company’s development plan, estimating costs to develop the IPR&D into a commercially viable product, estimating the resulting net cash flows from the project when completed and discounting the net cash flows using a discount rate of 20% to their present value. The IPR&D is anticipated to begin generating cash flows in 2026 and is expected to contribute to all of the Company’s revenues for the foreseeable future after being placed in service.

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IPR&D is amortized over its estimated useful life once technological feasibility is reached. As the Company has not yet completed all designing, coding and testing activities, management has determined that technological feasibility has not yet been reached.

We test IPR&D for impairment at least annually, or more frequently if we determine an event or changes in circumstances indicate that it is more likely than not that it is impaired, until such time as the research and development efforts are completed or abandoned. If the research and development efforts are abandoned, the related costs will be written off in the period of such determination. We may elect to utilize a qualitative assessment to evaluate whether it is more likely than not the fair value of the IPR&D is less than the carrying value and if so, we perform a quantitative test. The Company determines fair value by discounting projected future cash flows of the IPR&D asset. Any impairment loss is recognized in our results of operations. We performed our annual impairment test of the IPR&D by performing a qualitative assessment and did not identify any indicators of impairment.

Goodwill:

Goodwill is the excess of the purchase price paid over the fair value of the net assets of a business acquired in a purchase business combination. Goodwill is not amortized. We evaluate goodwill for impairment at least annually (in the fourth quarter), or more frequently if we determine an event or changes in circumstances indicate that it is more likely than not that it is impaired. We may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of the reporting unit is less than the carrying value and if so, we perform a quantitative test. Should the quantitative test be used, we compare the carrying value of net assets to the estimated fair value of the Company, as we have one reporting unit. If the carrying value of the Company exceeds its fair value, an impairment loss (limited to the total amount of goodwill) is recognized in our results of operations. We completed our annual goodwill impairment evaluation using a qualitative assessment, resulting in no impairment.

Exhibits

18.            Staff’s comment: We note your references to employment agreements on page 214. Please file these agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S- K.

Response: In response to the Staff’s comment, the Company has filed the employment agreements as exhibits to the Revised Registration Statement and has revised the Exhibit Index of the Revised Registration Statement accordingly.

General

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19.            Staff’s comment: You note that the charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 192 of the Revised Registration Statement.

20.            Staff’s comment: Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Revised Registration Statement.

21.            Staff’s comment: We note your disclosure on page 57 that the forum selection provision does not apply to suits brought to enforce the Exchange Act. However, in Article IX of the Bylaws, there is no mention of whether the forum provision applies to Exchange Act claims. Please disclose whether the forum provision in your Bylaws applies to claims arising under the Exchange Act and revise your proposed Bylaws accordingly.

Response: In response to the Staff’s comment, the Company has revised Section 9.1 of the Proposed Bylaws.

22.            Staff’s comment: The discussion of the Tax Receivable Agreement (TRA) and the redirection of cash flows to the continuing unitholders should be enhanced and given more prominence in your prospectus. Please expand the discussion of the TRA as a principal topic in the prospectus summary so that readers do not have to search for key information about significant financial arrangements that will materially impact the company's liquidity. Please ensure that your revised disclosure states clearly that you expect the payments to be substantial and that the arrangement will reduce the cash provided by the tax savings that would otherwise have been available to you for other uses. Because the arrangement could be considered a windfall for the continuing unitholders, your disclosure at the top of the prospectus should adequately address the fact that the agreement confers significant economic benefits to the continuing unitholders and redirects cash flows to them at the expense of the rest of your shareholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11,15, 30, 41, 48, 101, 178, 256, 257 and 258 of the Revised Registration Statement.

23.            Staff’s comment: Please disclose on your cover page and summary that you will be a "controlled company" following the transactions and add appropriate risk factor disclosure related to the corporate governance exemptions available to you and on which you intend to rely.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages vi, 41, 43, 68 and 69 of the Revised Registration Statement.

24.            Staff’s comment: Please disclose the sponsor and its affiliates total potential ownership in the combined company, assuming completion of the PIPE and exercise or conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 12, 13, 17, 18 and 97 of the Revised Registration Statement.

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25.            Staff’s comment: Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of the Revised Registration Statement.

26.            Staff’s comment: It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of the Revised Registration Statement.

27.            Staff’s comment: Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of the Revised Registration Statement.

28.            Staff’s comment: Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matt Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

SPRING VALLEY ACQUISITION CORP.

By:	/s/ Christopher Sorrells
Name:	Christopher Sorrells
Title:	Chief Executive Officer

CC:	Matthew Pacey

Lance Hancock

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